Filed by Guidant Corporation pursuant to Rule 425 under the
                 Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388


Johnson & Johnson and Guidant have filed a definitive prospectus/proxy statement and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. This prospectus/proxy statement will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors and security holders are urged to read the definitive prospectus/proxy statement which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement.

                                     # # #

Johnson & Johnson                            Guidant
Media Contact:                               Media Contact:
Jeffrey J. Leebaw  (732) 524-3350            Steven Tragash    (317) 971-2031

Investor Contacts:                           Investor Contacts:
Helen E. Short     (732) 524-6491            Andy Rieth        (317) 971-2061
Stan Panasewicz    (732) 524-2524            Doug Hughes       (317) 971-2039



                   Johnson & Johnson and Guidant Corporation
                Proposed Merger Registration Declared Effective

         New Brunswick, N.J. and Indianapolis, Ind. (March 24, 2005) - Johnson & Johnson (NYSE: JNJ) and Guidant Corporation (NYSE: GDT) today announced that the Securities and Exchange Commission has declared effective the S-4 Registration Statement concerning their planned merger. The S-4 filing contains the Prospectus/Proxy Statement for the previously announced transaction in which Johnson & Johnson will acquire Guidant. The Prospectus/Proxy Statement will be mailed to Guidant shareholders on or about March 25, 2005.

         The merger is subject to the approval of Guidant shareholders, who will vote at a special meeting in Indianapolis, Indiana. If approved by Guidant shareholders, the transaction will still be subject to certain other conditions that are described in the Prospectus/Proxy Statement, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the European Union merger control regulation. It is anticipated that the transaction will close during the third quarter of 2005.

                                     -more-


         Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of approximately 12,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. For more information, visit www.guidant.com.

         Johnson & Johnson, through its operating companies, is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical, and medical devices and diagnostics markets. The more than 200 operating companies employ approximately 109,900 men and women in 57 countries and sell products throughout the world. For more information, visit www.jnj.com.


         (This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include the approval by Guidant shareholders of the acquisition; regulatory approvals; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations, and trends toward health care cost containment.

         A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99(b) of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended January 2, 2005 and Exhibit 99 of Guidant's Annual Report on form 10-K for the fiscal year ended December 31, 2004. Copies of said 10-K's are available online at www.sec.gov or on request from the applicable company. Neither company assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.)


                                     -more-

         Johnson & Johnson and Guidant have filed a definitive prospectus/proxy statement and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. This prospectus/proxy statement will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors and security holders are urged to read the definitive prospectus/proxy statement which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

         Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement.

                                     # # #